 Exhibit 99.1

Cat Lake First Nation and First Mining Gold Reach Milestone Agreement on Mobilizing the Cat Lake All-Season Access Road

TREATY 9 TERRITORY, ON, June 16, 2026 /CNW/ - Cat Lake First Nation ("CLFN") and First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) have finalized a landmark agreement to mobilize development of an all-season access road to Cat Lake First Nation in northwestern Ontario.

The route connecting Cat Lake First Nation to Sioux Lookout via the Vermilion River Road will utilize a mix of existing forestry roads and new construction to minimize costs while maximizing transportation and regional socio-economic benefits.

With this infrastructure agreement, First Mining has committed up to $4 million to directly fund road permitting, right-of-way clearing, geotechnical fieldwork, and detailed engineering design to start in summer 2026.

This access road has long been a key priority for Cat Lake First Nation, as outlined in their Band Council Resolution on May 26, 2026. The project has received vital, collaborative support from the Impact Assessment Agency of Canada ("IAAC"), while the role of Ontario is unclear.

"My mandate as Chief was to establish an all-season road that ends decades of isolation, improves safety and healthcare, and lowers living costs. This infrastructure is a major socio-economic win for both Cat Lake and the entire region," observed Chief Russell Wesley of Cat Lake First Nation. "First Mining Gold management has shown true partnership by putting real money on the table to start engineering, and the federal IAAC continues to cooperate constructively."

"Reaching this agreement with Cat Lake First Nation is a definitive step forward for the development of the Springpole Gold Project," stated Dan Wilton, CEO of First Mining Gold Corp. "Year-round infrastructure is vital to the project's long-term viability and ensures that economic benefits are shared within the local community. We are grateful for the leadership and efforts of the Chief and Council of Cat Lake First Nation."

The agreement coordinates directly with the joint position authorizing the Springpole Project announced by Cat Lake and Lac Seul First Nations, ensuring all corridor activities adhere strictly to the 35 cultural and ecological conditions derived from the historic, Anishinaabe-led Impact Assessment ("ALIA"). Ontario is the final crucial partner required to fully unlock this corridor.

About Cat Lake First Nation

ᐱᔕᐤ ᓴᑲᐦᐃᑲᐣ (Bizhiw-zaaga'igan) or Cat Lake First Nation is a remote Anishinaabe community located approximately 180 kilometers north of Sioux Lookout in Northwestern Ontario. As a fly-in community, Cat Lake is home to 650+ residents living on-reserve. The community remains disconnected from all-season provincial road networks, relying instead on air travel and a limited seasonal ice road only accessible for a short period (January to early March) most years. Today, Cat Lake remains a vibrant community that honors its traditions of harvesting and fishing--while leading the way in modern health and sustainability initiatives to protect its heritage and support its future generations.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 20% project interest in the Pickle Crow Gold Project and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to (i) funding commitment for the Cat Lake First Nation all season access road; (ii) timing of the start of the project; (ii) completing permitting and feasibility study at the Springpole Project; and (iv) First Mining's plans related to its Springpole, Duparquet and other projects.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

View original content to download multimedia:https://www.prnewswire.com/news-releases/cat-lake-first-nation-and-first-mining-gold-reach-milestone-agreement-on-mobilizing-the-cat-lake-all-season-access-road-302801621.html

SOURCE First Mining Gold Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2026/16/c7080.html

%CIK: 0001641229

For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:30e 16-JUN-26